UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ______)*
Future Now Group, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
361157100
(CUSIP Number)
Howard Berger, Manager Professional Offshore Opportunity Fund, Ltd. 1400 Old Country Road, Suite 206 Westbury, NY 11590 Telephone: (516) 228-0079
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 20, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [   ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 361157100

1	NAMES OF REPORTING PERSONS:

Professional Offshore Opportunity Fund, Ltd. IRS Identification No: 20-420916

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☒

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

British Virgin Island

	7	SOLE VOTING POWER:

NUMBER OF		20,000,000 (see Item 5)

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0 (see Item 5)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		20,000,000

WITH	10	SHARED DISPOSITIVE POWER:

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

20,000,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

20.29%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

Item 1.	Security and Issuer

This Schedule 13D relates to the Common Stock, par value $.001 per share, of Future Now Group, Inc., a Nevada corporation, or Future Now.  The principal executive offices of Future Now are currently located at 80 Mountain Laurel Road, Fairfield, CT 06824.

Item 2.	Identity and Background

The person filing this statement (the “reporting person”) is Professional Offshore Opportunity Fund, Ltd.

Professional Offshore Opportunity Fund, Ltd. (“POOF”) is a British Virgin Islands Company. Its principal business is investments for foreign investors.  The principal office of POOF is located at 1400 Old Country Road, Suite 206 Westbury, New York 11590.

Each of Marc Swickle, Howard Berger, and Greg Goldberg (i) has a business address at 1400 Old Country Road, Suite 206 Westbury, New York 11590, (ii) is principally employed by PROOF and its affiliates in the capacity of a manager, and (iii) is a United States citizen.

Neither POOF nor, to the knowledge of POOF, any of the individuals specified above has during the last five years, been convicted in a criminal proceeding  (excluding traffic violations or similar misdemeanors), or been party to any civil proceeding which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

POOF acquired 20,000,000 shares of common stock in a private placement for $20,000 on October 20, 2009.

Item 4.	Purpose of Transaction

POOF acquired beneficial ownership of the shares of Common Stock described in this Schedule 13D as an initial step in potentially seeking control of the Issuer.  On October 30, 2007, POOF purchased $1,667,000 on convertible notes of the Issuer.  In connection with such transaction, Eisenberg Holdings LLC pledged 36,681,683 shares of Common Stock to secure Issuer’s obligations under the Note.  Issuer has defaulted on payment of the Note and accordingly, POOF has the right to foreclose on the pledged shares.   POOF expects to foreclose on the pledged shares and ultimately take control of the Issuer at which time it may replace the current board and management of the Issuer and may, depending upon certain economic conditions, merge a new operating company with or into the Issuer.

Item 5.	Interest in Securities of the Issuer

(a) An aggregate of 20,000,000 (20.29%) shares of Common Stock is beneficially owned by POOF.

(b) POOF has the sole power to vote and the sole power to direct the disposition of the 20,000,000 shares of Common Stock that it beneficially owns.

(c) POOF acquired 20,000,000 shares of common stock in a private placement for $20,000 on October 20, 2009.

(d) No person other than POOF has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the securities beneficially owned.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 4 above.

Item 7.	Material to Be Filed as Exhibits

The following documents are filed as exhibits to this statement:

The documents related to POOF’s purchase of the Issuer’s convertible notes, including the Securities Purchase Agreement, the Note, the Security Agreement and the Pledge Agreement were filed as Exhibits to the Issuer’s Current Report on Form 8-K dated October 30, 2007 and filed with the Commission on November 6, 2007 and are incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 30, 2009	PROFESSIONAL OFFSHORE
OPPORTUNITY FUND, LTD.

By: /s/ Howard Berger
Name: Howard Berger
Title: Manager